UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

On April 7, 2026, AC Immune SA (“AC Immune”) issued a press release announcing an agreement with Eli Lilly and Company to amend their license and collaboration agreement dated as of December 11, 2018, as amended (the “License Agreement”), to research and develop Tau aggregation inhibitor small molecules for the potential treatment of Alzheimer’s disease and other neurodegenerative diseases (the “Amendment”).

Pursuant to the Amendment, AC Immune will receive a CHF 10 million upfront payment and a subsequent milestone payment with Phase 1 dosing, in addition to milestones announced in a prior amendment to the License Agreement dated as of March 20, 2020. AC Immune is eligible for further development, regulatory and commercial milestones of over CHF 1.7 billion, plus tiered percentage royalty payments in the low double digits, as previously disclosed. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The descriptions of the Amendment in this Report on Form 6-K and in the accompanying Exhibit 99.1 are not complete and are qualified in their entirety by reference to the full text of such Amendment, a copy of which will be filed as an exhibit to a future filing by AC Immune with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated April 7, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date: April 7, 2026